SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 11, 2004

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Enclosure:

USGAAP and English translation of the filing published February 11, 2004 in the French Bulletin des Annonces Légales Obligatoires reporting the results of ILOG S.A. for the six months ended December 31, 2003. The amounts included in the Bulletin des Annonces to which the statutory auditor report below refers were reported in euros, whereas the amounts included herein are reported in U.S. dollars.

Enclosure

ILOG S.A.

CONSOLIDATED HALF YEAR FINANCIAL STATEMENTS

A – Consolidated Financial Statements for the year ended June 30, 2003 and for the six months ended December 31, 2003.

1. – CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for share data)

	December 31, 2003	June 30, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$45,456	$39,879
Accounts receivable (less allowance for doubtful accounts of $666 and $659 at December 31 and June 30, 2003, respectively)	24,465	23,332
Value-added tax collectible on accounts receivable	1,409	1,131
Other receivables	4,548	3,955
Prepaid expenses	2,234	1,883

Total current assets	78,112	70,180

Property and equipment	19,254	17,483
Less accumulated depreciation and amortization	(14,174)	(11,757)

Property and equipment-net	5,080	5,726

Other assets	657	755

Total assets	$83,849	$76,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$6,348	$7,185
Accrued compensation	10,499	10,266
Value-added tax payable	1,556	1,160
Current portion of capitalized lease obligations	507	506
Deferred revenue	14,916	14,841

Total current liabilities	33,826	33,958
Long-term portion of capitalized lease obligations	348	411

Total liabilities	34,174	34,369

Commitments and contingencies

Shareholders’ equity :
Shares, €0.61 nominal value per share, 17,531,152 and 16,901,570 shares issued and outstanding at December 31 and June 30, 2003, respectively	11,976	11,536
Additional paid-in capital	69,302	66,849
Accumulated deficit	(38,043)	(38,444)
Accumulated other comprehensive income	6,440	2,351

Total shareholders’ equity	49,675	42,292

Total liabilities and shareholders’ equity	$83,849	$76,661

See notes to consolidated financial statements

2. – CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for share and per share data)

	December 31,		June 30, 2003
	2003	2002
	(unaudited)	(unaudited)
Revenues:
License fees	$27,505	$23,830	$56,414
Services	20,720	17,631	35,783

Total revenues	48,225	41,461	92,197

Cost of revenues:
License fees	445	626	918
Services	8,146	7,100	14,953

Total cost of revenues	8,591	7,726	15,871

Gross profit	39,634	33,735	76,326
Operating expenses:
Marketing and selling	23,859	22,278	46,432
Research and development	10,153	8,664	18,861
General and administrative	5,197	4,339	8,798

Total operating expenses	39,209	35,281	74,091

Income (loss) from operations	425	(1,546)	2,235

Interest expense	(43)	(47)	(95)
Interest income	380	361	756
Foreign exchange gain (loss)	4	(386)	(79)

Net income (loss) before income taxes	766	(1,618)	2,817

Income taxes	(365)	(561)	(1,445)

Net income (loss)	$401	$(2,179)	$1,372

Net income (loss) per share
- basic	$0.02	$(0.13)	$0.08
- fully diluted	$0.02	$(0.13)	$0.08

Number of shares used in computing net income (loss) per share
- basic	17,379,152	16,749,126	16,809,200
- fully diluted	18,377,282	16,749,126	16,840,822

See notes to consolidated financial statements

3. – CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except for share data)

	Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Shareholders’ Equity (Deficit)
	Number	Amount
Balance June 30, 2002	16,670,665	$11,390	$65,960	$(39,816)	$(1,584)	$35,950
Options exercised	15,228	10	83			93
Issuance of shares	215,677	136	740			876
Warrants non cash compensation			66			66
Components of comprehensive income :
Minimum pension liabilities adjustment					(90)	(90)
Unrealized gains on hedge					149	149
Translation adjustment					3,876	3,876
Net income				1,372		1,372

Total comprehensive income						5,307

Balance June 30, 2003	16,901,570	11,536	66,849	(38,444)	2,351	42,292
Options exercised	53,175	37	203			240
Issuance of shares	572,407	400	2,190			2,590
Warrants exercised	4,000	3	15			18
Warrants non cash compensation			45			45
Components of comprehensive income :
Minimum pension liabilities adjustment
Unrealized gains on hedge					333	333
Translation adjustment					3,756	3,756
Net income				401		401

Total comprehensive income						4,490

Balance December 31, 2003	17,531,152	$11,976	$69,302	$(38,043)	$6,440	$49,675

See notes to consolidated financial statements

4. – CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six Months Ended December 31, 2003	Year Ended June 30, 2003

	(unaudited)
Cash flows from operating activities:
Net income	$401	$1,372
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,928	3,626
Unrealized gain on derivative instruments	(109)	(19)
Non-cash compensation	45	66
Loss on sales of fixed assets	2	20
Increase (decrease) in cash from:
Accounts receivable	(372)	(3,142)
Value-added tax collectible on accounts receivable	(189)	43
Other receivables	24	210
Prepaid expenses	(203)	(382)
Accounts payable and accrued expenses	(718)	(219)
Accrued compensation	(534)	539
Deferred revenue	(473)	3,775
Value-added tax payable	292	40
Other	(588)	410

Net cash provided by (used for) operating activities	(494)	6,338

Cash flows from investing activities:
Purchases of property and equipment	(602)	(1,489)
Acquisition of intangible assets	—	(300)

Net cash used for investing activities	(602)	(1,789)

Cash flows from financing activities:
Principal payments on capital lease obligations	(316)	(574)
Cash proceeds from issuance of shares	2,848	969

Net cash provided by financing activities	2,532	395

Effect of exchange rate changes on cash and cash equivalents	4,141	3,567

Net increase in cash and cash equivalents	5,577	8,511
Cash and cash equivalents, beginning of period	39,879	31,368

Cash and cash equivalents, end of period	$45,456	$39,879

See notes to consolidated financial statements

5. – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.1 Basis of presentation and principles of consolidation

These six-month consolidated financial statements are prepared in accordance with a recommendation related to the publication of interim financial statements issued by the French “Conseil National de la Comptabilité” on March 18, 1999.

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, which were applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. These financial statements do not present all information that would be required for the annual report on form 20-F and their reading should be done in reference to the annual report for the year ended June 30, 2003, as filed with the United States Securities and Exchange Commission.

Consolidated subsidiaries

The accompanying consolidated financial statements include the Company and its subsidiaries in the United States, Germany, Japan, Singapore, Spain and the United Kingdom after eliminating intercompany accounts and transactions.

Revenue recognition

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, customization or complex integration of software, the entire arrangement is accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, “Long-Term Construction-Type Contracts”, using the relevant guidance in SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

5.2 Related Party Transactions

In 1998 SAP A.G. purchased 685,064 shares in the Company for $10.5 million. In December 1997, SAP and the Company entered into a three-year agreement for the licensing and support of certain ILOG products. Over the three-year period of this agreement, ILOG has received approximately $19 million in revenues. In 1999, the agreement was amended to include certain additional ILOG products in exchange for $0.9 million. Since December 2000, the three-year agreement has been extended in exchange for additional license and maintenance fees. For the six-month periods ended December 31, 2003 and 2002, SAP A.G. accounted for 3% and 4% of total revenues, respectively. For the year ended June 30, 2003, revenues received from SAP A.G. represented 8% of ILOG revenues.

In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements, ILOG receives license fees and royalties for certain ILOG products from Temposoft and received warrants to purchase Temposoft shares. In September 2001, ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of December 31, 2003, ILOG owned 4.4% of Temposoft. Since February 1998, Mr. Patrick Albert, the Company’s Technology Fellow has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $11,000, $50,000 and $161,000 for the six months ended December 31, 2003 and 2002 and the year ended June 30, 2003, respectively.

Fidelity Investments, through various funds under its management, had during 2003 and 2002 control of between 5% and 10% of the Company’s outstanding shares. As of December 31, 2003, Fidelity Investments has reduced its share in ILOG below 5% on August 8th, 2003. Management and Research Company, which is part of Fidelity Investments organization, purchased approximately $414,000, $286,000 and $464,000 of software licenses and services from the Company for the six months ended December 31, 2003 and 2002 and the year ended June 30, 2003, respectively, pursuant to normal orders and contracts negotiated on an arm’s length basis.

5.3 Shareholders’ Equity

At December 31, 2003, and June 30, 2003, the issued and outstanding share capital of the Company consisted of 17,531,152 and 16,901,570 shares, respectively, with a nominal value of €0.61.

The Company’s share capital activity is detailed as follows:

Date	Activities	Number of Shares Issued	Share Capital Increase	Additional Paid in Capital	Accumulated Capital	Accumulated Number of Shares	Nominal Value
			(euros)	(euros)	(euros)		( euros)
July 31, 2003	Increase in share capital (ESPP*)	534,051	325,771	1,548,447	10,635,729	17,435,621	0.61
October 06, 2003	Options and warrants exercised From July to Sept 2003	23,958	14,614	124,560	10,650,343	17,459,579	0.61
	Warrants granted			560
December 01, 2003	Increase in share capital (ESPP*)	38,356	23,397	227,451	10,673,740	17,497,935	0.61
January 20, 2004	Options and warrants exercised From Oct to Dec 2003	33,217	20,262	186,283	10,694,003	17,531,152	0.61
	Warrants granted			4,480

TOTAL		629,582	384,044	2,091,781

(*)	Shares issue according to the terms of the Company’s Employee Stock Purchase Plans

The Board of Directors is authorized to increase capital by issuing additional shares for an amount not exceeding,

(i)	€5,000,000 with preferential subscription rights to existing shareholders

(ii)	€2,500,000 without preferential subscription rights

Cumulative issuances with respect to these authorizations may not exceed €5,000,000. These authorizations were granted to the Board at the shareholders meeting held on December 16, 2003 and are valid for a period of 26 months from that time.

Stock Options

At December 31 and June 30, 2003, there were 5,479,507 and 5,074,787 options, respectively, granted and outstanding at weighted average exercise prices of €15.30 and €15.72, respectively. In December 2003, the Board has authorized the attribution of 493,000 options at an average price of € 10.78. At December 31, 2003, 18,820 shares remain available for grant by the Board under the terms of the 1998 and the 2001 Stock Option Plan.

Employee Stock Purchase Plan

Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contribution during an offering period. In December 2003, the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. 215,677 shares were issued under the Plans during the year ended June 30, 2003, and 572,407 shares were issued on the six month period ended December 31, 2003.

Warrants

On December 16, 2003, the Company’s shareholders authorized the issuance of warrants to non-executive Directors and external members of the Company’s Technical Advisory Board for 56,000 and 20,000 shares, respectively. The warrants have to be exercised within a period of five years from the date of their issuance. At June 30, and December 31, 2003, 256,000 and 324,000 warrants were issued and outstanding respectively. During the year ended June 30, 2003 and the six month period ended December 31, 2003, the Company recorded compensation expense related to warrants of $66,000 and $45,000 respectively.

5.4 Debt

In December 2003, the Company renewed through November 2004 its line of credit with a bank, which is secured by certain accounts receivable in the U.S. that allows for a maximum borrowing of $3 million, subject to certain covenants. The interest rate for the line of credit is the U.S. Bank’s prime rate plus 1% or 1.5% depending on the applicable margin. As of December 31, 2003, there were no borrowings under this facility.

5.5 Segment and Geographic Information

•	Segment – The Company operates in one reportable segment – software components.

•

Geography – Operations outside of France consist principally of sales, marketing finance, customer support, and to a lesser extent, research and development activities, Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic area.

The following is a summary of operations within geographic area:

	Six Months Ended December 31		Year Ended June 30 2003
	2003	2002
North America	$26,668	$21,021	$43,324
Europe (1)	16,298	16,104	37,784
Asia	5,259	4,336	11,089

Total revenues	$48,225	$41,461	$92,197

(1)	Net revenues related to sales made from France totaled $9,925,000, $8,817,000 and $23,190,000 for the six months ended December 31, 2003 and 2002 and the year ended June 30, 2003, respectively.

The following is a summary of long-lived assets by geographic location:

	December 31, 2003	June 30, 2003
North America	$1,390	$2,054
Europe	3,873	3,985
Asia	474	442

Total Long lived assets	$5,737	$6,481

B. Half year management report

1. Operating Review

Despite the strong euro, ILOG’s profitability improved year over year as the Company has been able to sustain excellent execution in a recovering U.S. economy. In spite of disappointed performance in Europe, ILOG’s management is convinced that the successful strategy in the U.S. will ultimately yield similar results in Europe. In 2004, the Company focus will continue to be on leveraging the business process management trends that are so uniquely suited to ILOG business rule management systems and on continuing to strengthen its position in both the U.S. and European markets.

Worldwide sales trends for the six month period

During the six-month period ended December 31, 2003, ILOG experienced a continuing trend towards end user generated revenue, increased maintenance revenues and significant year-over-year growth in ILOG’s business rule management systems business.

U.S. revenues grew 27% year over year, driven primarily by ILOG’s resource optimization and business process automation products. ILOG’s Asia Pacific revenues increased by 21% compared with last year’s six-month period. Revenues from Europe grew 1% in dollar terms due to the strengthening of the euro. European revenues decreased by 13% when expressed at constant currency rate due the continued trend of postponed IT investment in this region.

Overall, ILOG achieved 15% growth in product license revenues for the six-month period ended December 31, 2003 with a 26% growth of the business rule products in the U.S. Revenues from business rule products in Europe were down 42% compared with last year despite the strength of the euro, as businesses delayed implementation of their automation strategies.

Optimization product revenues grew 24% this six-month period, primarily driven by purchases from existing large customers in the finance industry as well as new and existing ISVs.

ILOG’s largest contract in the semester – a JRules and JViews agreement with a major healthcare provider in the U.S. – indicated the broad applicability of ILOG products outside its core industries. Purchases by the financial services, insurance, and manufacturing sectors contributed over a third of this six-month period revenue.

Business outlook

ILOG believes that demand for its products will sustain its growth in financial services in the quarter ending March 31, 2004 and that it will continue to benefit from a strengthening economy in the U.S. However, due to the still slow spending environment in Europe, the significant decrease of the upfront payment of a large European ISV, as well as the impact on the Company’s profitability of strength of the euro, ILOG management maintains a cautious outlook. For the third quarter of fiscal 2004, management expects revenues between $25 million and $28 million and loss/earnings per share between $(0.05) and $0.08, compared to revenues of $27.2 million and earnings per share of $0.21 in the third quarter of fiscal 2003.

Forward-looking information

This document contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2003, which is on file with the United States Securities and Exchange Commission.

2. Discussion of financial highlights

For the six months ended December 31, 2003, revenues were $48.2 million, and the income from operations was $0.4 million. This compared with $41.5 million in revenues and loss from operations of $1.5 million in the prior year six-month period. Income per share for the six-month period ended December 31, 2003 was $0.02, compared with $0.13 loss per share for the prior year period.

Revenues and gross margin

Revenues in the six-month period increased to $48.2 million from $41.5 million, or by 16%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 10%.

Revenues by region were as follows:

	Six Months Ended		Increase (decrease)
	Dec 31 2003	Dec 31 2002	As Reported	Constant $
North America	$26,668	$21,021	27%	27%
Europe	16,298	16,104	1%	(13)%
Asia	5,259	4,336	21%	17%

Total revenues	$48,225	$41,461	16%	10%

The growth in North America is primarily driven by an increase in license and maintenance revenues due to the continued success of the business rules and optimization product lines. Due to the strengthening of the euro against the U.S. dollar over the last year, European revenues increased by 1%. Expressed at prior year constant currency rates, European revenues had, however, decreased by 13%, due to weak business conditions. The growth in Asia is due to an increase in the sales of visualization and optimization product lines in China and Japan during the first quarter.

License fee revenues increased by 15%, to $27.5 million from $23.8 million in the prior year six-month period, benefiting from a 24% and 25% license revenue growth of the optimization and visualization product lines respectively with a slight increase of the license revenues from the business rules product line.

Services revenues increased by 18%, to $20.7 million from $17.6 million. This growth mainly derives from increased maintenance revenues from the growing installed base of ILOG licensees. Overall gross margin for the six-month period slightly increased to 82% from 81% for the same period in the preceding year due to the revenue mix shifting from low margin services revenues to higher margin license revenues in the current year period.

Operating Expenses

Operating expenses generally increased by 11% over the prior year mainly due to a 17% strengthening of the euro against the dollar, since approximately 60% of the Company’s expenses are denominated in euros. During the past year there were also modest staffing increases and annual salary adjustments.

Marketing and selling expenses for the six-month period increased by 7% over the same period in the prior year, reflecting the above factors less a reduction in discretionary spending such as travel and promotion costs. Research and development expenses, net of government funding, and general and administrative expenses for the six-month period increased by 17% and 20% respectively reflecting the above factors.

Income Taxes

During the six-month period, income tax expense amounted to $365,000 compared to $561,000 in the prior year. The income tax charge in fiscal 2003 was mainly due to non-recoverable royalty withholding taxes and the profitability of the Company’s activities in Germany.

Balance sheet and cash flow discussion

Cash on December 31, 2003 increased to $45.5 million from $39.9 million on June 30, 2003, primarily from a $2.8 million proceeds from the issuance of shares under the Company’s employee share purchase plans and from the impact of a stronger euro. Accounts receivable as of December 31, 2003 remained stable at approximately 75 days compared to June 30, 2003 due to a continued focus on collections and credit control.

Shareholders’ equity on December 31, 2003, increased to $49.7 million from $42.3 million on June 30, 2003, reflecting the issuance of shares under the Company’s employee share purchase plans and the impact of the stronger euro on the cumulative currency translation adjustment. On December 31, 2003, the Company had 17,531,000 shares issued and outstanding, compared to 16,901,000 on June 30, 2003, primarily reflecting the issuance in the quarter of 573,000 shares under the Company’s employee share purchase plans.

C – Statutory auditors’ review report on the consolidated financial statements for the half year ended December 31, 2003

(Free translation of the French original)

In our capacity as statutory auditors of ILOG and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

-	a review of the accompanying summary of operations and income statement as they appear in the half year consolidated financial statements, for the six-month period ended December 31, 2003,

-	a verification of the information provided in the Company’s half year management report.

These half year consolidated financial statements are the responsibility of the management Board. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards in France. These standards require that we plan and perform limited review procedures to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the half year consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not present fairly the financial position and the assets and liabilities of ILOG S.A. and subsidiaries as at December 31, 2003 and of the results of their operations for the six month period then ended.

We have also reviewed, in accordance with professional standards in France, the information contained in the half year management report on the half year consolidated financial statements on which we have based our review.

We have nothing to report with respect to the fairness of such information and its consistency with the half year consolidated financial statements.

Paris, February 03, 2004

The Statutory Auditors

AUDIT & DIAGNOSTIC	ERNST & YOUNG Audit

Alain Wernert	Denis Thibon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2004

ILOG S.A.

By:	/s/ Jerome Arnaud
Jerome Arnaud
Chief Financial Officer